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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Goldbelt Resources Ltd.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
380 755 405
(CUSIP Number)
Hans-Arne L’orange
Wega Mining ASA
Karenslyst Allé 2, 5 etg.
P.O. Box 568 Skøyen
Oslo, Norway N-0278
+47 2316 0104
Copies to:
Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 7, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	380 755 405	Page	2	of	7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Wega Mining ASA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC; OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Norway

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		89,395,316

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		89,395,316

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	89,395,316

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO; HC

CUSIP No.	380 755 405	Page	3	of	7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Wega Mining Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC; OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Columbia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		89,395,316

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		89,395,316

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	89,395,316

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page	4	of	7
Item 1. Security and Issuer
     This Amendment No. 5 amends and supplements the Schedule 13D filed on November 5, 2007, as amended by Amendment No. 1 thereto filed on November 8, 2007, Amendment No. 2 thereto filed on November 23, 2007, Amendment No. 3 thereto filed on December 14, 2007 and Amendment No. 4 thereto filed on January 31, 2008 by Wega Mining ASA and Wega Mining Inc. (the “Statement”) relating to the common shares, without par value (the “Common Shares”), of Goldbelt Resources Ltd., a corporation incorporated under the laws of the Province of British Columbia, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 4. Purpose of Transaction
     “On April 7, 2008, pursuant to the Compulsory Acquisition, the Offeror was deemed to have acquired all of the issued and outstanding Common Shares that were not deposited under the Offer. Each holder of Common Shares whose Common Shares were deemed to have been acquired under the Compulsory Acquisition will receive Cdn. $1.55 in cash for each Common Share once the holder of Common Shares delivers the certificate(s) representing those Common Shares, together with a duly completed transmittal, to Computershare Investor Services Inc. in accordance with the instructions set out in the transmittal.
     Following the completion of the Compulsory Acquisition, the Toronto Stock Exchange delisted the Common Shares as of the close of the market on April 7, 2008. The Reporting Persons intend to cause the Issuer to file the necessary documentation to cease to be a reporting issuer in Canada as soon as reasonably practicable, and the Reporting Persons also intend to cause the Issuer to terminate the Issuer’s registration under Section 12(g) of the Exchange Act.”

Page	5	of	7
Item 5. Interest in Securities of the Issuer
     Item 5(a) and (b) of the Statement are hereby deleted and replaced in their entirety with the following sentence:

“(a) and (b)	As of April 7, 2008, the Offeror beneficiary owns 89,395,316 Common Shares, representing 100% of the outstanding Common Shares. By virtue of its ownership of the Offeror, Wega Mining may be deemed to share the beneficial ownership of the Common Shares owned by the Offeror. As a result, as of April 7, 2008, each of Wega Mining and the Offeror beneficially own 89,395,316 Common Shares, representing 100% of the outstanding Common Shares. To the Reporting Persons’ knowledge, none of the Schedule I Persons or Schedule II Persons owns any Common Shares.”
     Item 5(c) of the Statement is hereby deleted and replaced in its entirety with the following:

“(c)	Except for the Common Shares deemed to have been acquired by the Offeror described in the second to last paragraph of Item 4, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any other Schedule I Persons or Schedule II Persons has effected any transaction in the Common Shares since the date of the most recent amendment to this Statement.”
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Company
     Item 6 of the Statement is amended and supplemented by adding the following paragraph immediately before the last paragraph thereof:
     “On April 7, 2008, pursuant to the Compulsory Acquisition, the Offeror was deemed to have acquired all of the issued and outstanding Common Shares that were not deposited under the Offer. Each holder of Common Shares whose Common Shares were deemed to have been acquired under the Compulsory Acquisition will receive Cdn. $1.55 in cash for each Common Share once the holder of Common Shares delivers the certificate(s) representing those Common Shares, together with a duly completed transmittal, to Computershare Investor Services Inc. in accordance with the instructions set out in the transmittal.
     Following the completion of the Compulsory Acquisition, the Toronto Stock Exchange delisted the Common Shares as of the close of the market on April 7, 2008. The Reporting Persons intend to cause the Issuer to file the necessary documentation to cease to be a reporting issuer in Canada as soon as reasonably practicable, and the Reporting Persons also intend to cause the Issuer to terminate the Issuer’s registration under Section 12(g) of the Exchange Act.”
Item 7. Material to be Filed as Exhibits
     Item 7 is hereby amended and supplemented by the filing of the following exhibit herewith.

Exhibit No.	Description

9.	Press Release of Wega Mining ASA, dated April 7, 2008. (1)

(1)	Incorporated by reference to Amendment No. 4 to the Schedule 14D-1F filed by Wega Mining ASA and Wega Mining Inc. on April 7, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 7, 2008

WEGA MINING ASA
By:	/s/ Hans-Arne L’orange
	Name:	Hans-Arne L’orange
	Title:	Executive Vice President

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 7, 2008

WEGA MINING INC.
By:	/s/ Ronald MacArthur
	Name:	Ronald MacArthur
	Title:	Chief Executive Officer, Chief Financial Officer and Secretary